UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Senomyx, Inc.

(Name of Subject Company (Issuer))

Sentry Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

Firmenich Incorporated

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

Douglas Lucht

Vice President – Finance

Firmenich Incorporated

250 Plainsboro Road

Plainsboro, New Jersey 08536

(609) 452-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrick M. Mix, Esq.

Chad J. Rubin, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$73,821,888.65	$8,947.22

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 48,989,475 outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Senomyx, Inc., multiplied by $1.50, and (ii) 689,135 Shares issuable pursuant to outstanding stock options that have an exercise price below $1.50 per Share and that have vested, multiplied by $0.49 (which is $1.50 minus the weighted average exercise price for such options of $1.01 per Share). The calculation of the filing fee is based on information provided by Senomyx, Inc. as of October 2, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by .0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,947.22	Filing Party: Sentry Merger Sub, Inc. and Firmenich Incorporated
Form or Registration No.: Schedule TO	Date Filed: October 4, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on October 4, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Firmenich Incorporated, a Delaware corporation, for all outstanding shares of common stock, par value $0.001 per share, of Senomyx, Inc., a Delaware corporation, at a price per share of $1.50, net to the seller in cash, without any interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendment or supplement thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

ITEM 11.	ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following subsection at the end of Section 15 (“Certain Legal Matters”) of the Offer to Purchase:

“Legal Proceedings Related to the Offer and the Merger.

“Beginning on October 8, 2018, three putative class-action lawsuits were filed on behalf of purported Company stockholders (captioned Kim v. Senomyx, Inc., et al., No. 1:18-cv-01547 (filed October 8, 2018 in the United States District Court for the District of Delaware) (the “Kim Complaint”); Link v. Senomyx, Inc., et al., No. 3:18-cv-02336 (filed October 10, 2018 in the United States District Court for the Southern District of California) (the “Link Complaint”); and Rowe v. Senomyx, Inc., et al., No. 3:18-cv-02338 (filed October 10, 2018 in the United States District Court for the Southern District of California) (the “Rowe Complaint” and together with the Kim Complaint and Link Complaint, the “Complaints”)). The Kim Complaint was filed against (a) the Company, (b) Parent, (c) Purchaser and (d) the members of the Company Board (the “Individual Defendants”). The Link Complaint and the Rowe Complaint were each filed against (a) the Company and (b) the Individual Defendants. The Complaints generally allege that the defendants violated Section 14(e) and, in the case of the Kim Complaint, Section 14(d)(4), of the Exchange Act by, among other things, failing to disclose material information in the Schedule 14D-9 regarding potential conflicts of interest in the transactions contemplated by the Merger Agreement, certain financial projections regarding the Company and certain inputs underlying Needham & Company’s financial analysis. The Complaints also allege the Individual Defendants and, in the case of the Kim Complaint, Parent, violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the transactions contemplated by the Merger Agreement and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

While neither Purchaser nor Parent has knowledge that any other purported Company stockholder intends to file a similar complaint, it is possible additional similar cases may also be filed in connection with the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

Firmenich Incorporated

By:	/s/ Douglas J. Lucht
Name: Douglas J. Lucht
Title: Director and VP Finance and Administration

Sentry Merger Sub, Inc.

By:	/s/ Douglas J. Lucht
Name: Douglas J. Lucht
Title: Vice President – Finance and Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 4, 2018 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Summary Advertisement, published October 4, 2018 in the New York Times *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Senomyx, Inc. and Firmenich, dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to Senomyx, Inc.’s Current Report on Form 8-K, filed with the U.S. Securities Exchange Commission (the “Commission”) on September 17, 2018) *

(a)(5)(B)	Press Release of Firmenich Incorporated, dated October 4, 2018 *

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2018, among Firmenich Incorporated, Sentry Merger Sub, Inc. and Senomyx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018) *

(d)(2)	Tender and Support Agreement, dated as of September 16, 2018, by and among Firmenich Incorporated, Sentry Merger Sub, Inc. and named executive officers and directors of Senomyx, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018) *

(d)(3)	Confidentiality Agreement, dated as of April 13, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit (e)(32) to the Schedule 14D-9 filed by Senomyx, Inc. with the Commission on October 4, 2018) *

(d)(4)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated April 9, 2013, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed by Senomyx, Inc. with the Commission on August 1, 2013) *

(d)(5)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated February 7, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.31 to Senomyx, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Senomyx 2017 Form 10-K”) and filed with Amendment No. 1 to the Senomyx 2017 Form 10-K filed by Senomyx, Inc. with the Commission on August 15, 2018) *

(g)	Not applicable

(h)	Not applicable

* Previously filed